Via Facsimile and U.S. Mail
Mail Stop 6010


December 20, 2005


Mr. Julian Cusack
Chief Financial Officer
Aspen Insurance Holdings Limited
Victoria Hall
11 Victoria Street
Hamilton, Bermuda HM 11

Re:	Aspen Insurance Holdings Limited
	Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 14, 2005
	File No. 001-31909

Dear Mr. Cusack:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Fiscal Year Ended December 31, 2004

Item 1.  Business

Analysis of Consolidated Loss and Loss Expense Reserve Development Net of Reinsurance Recoverables, page 17

1. We note that the company only provides this information on a net basis. Please provide us, in disclosure-type format, a presentation of your reserves that includes this information on a gross basis. Refer to SFAS 113 and Industry Guide 6 paragraphs B(2)(c) and (d). Alternatively, the staff allows a net GAAP presentation in lieu of a gross GAAP presentation, if for all periods, the table a) reconciles the net end-of-period liability (the original reserve estimate in the
10-year table) with the related gross liability on the balance sheet and b) presents the gross re-estimated liability as of the end of the latest re-estimation period, with separate disclosure of the related re-estimated reinsurance recoverable.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Policies

Premiums, page 68

2. We believe your disclosure in Management`s Discussion and Analysis regarding the estimate of assumed premium on your reinsurance business could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Accordingly, please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:
a. Please disclose the assumed premium estimate for each line of business, including the amount of any estimate for commissions and related expenses and the amount included in premium receivable related to the estimate.
b. Discuss the key assumptions used to arrive at management`s best estimate of the assumed premium estimate and what specific factors led management to believe that this amount is the most realistic. Please include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. methodology and/or assumptions used) would have on reported results, financial position and liquidity.
c. Disclose the provision for doubtful accounts that is recorded related to the assumed premium estimate. If no provision is recorded, please discuss why management believes all amounts recorded are collectible.

Reserve for Losses and Loss Expenses, page 69

3. We note that you set your claim reserves for assumed reinsurance operations based upon information received from the cedant. As this appears to pose a potential for a higher degree of uncertainty in establishing the estimate of assumed loss reserves as compared to direct loss reserves, please expand the disclosure in the critical accounting estimates section of MD&A related to this uncertainty. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:

a. Include in this disclosure the risks associated with making this estimate and the effects and expected effects this uncertainty has or will have on management`s judgments and assumptions in establishing the assumed loss reserve.
b. The nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;
c. The time lag from when claims are reported to the cedant to when the cedant reports them to the company and whether, how, and to what extent this time lag effects the loss reserve estimate;
d. How management uses the information received from the cedants in its determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts the loss reserving methodology;
e. The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;
f. What process management performs to determine the accuracy and completeness of the information received from the cedants;
g. How management resolves disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes; and
h. Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedants.

4. We note that you provide disclosure for and an analysis around your total reserve balances on a net basis. To help us evaluate the adequacy of your disclosure, please provide us, in disclosure-type format, disclosure around the reserve balances for each line of business on a gross basis. Specifically, where you have provided an actuarial range, provide this range for each line of business shown in the table on page 69. In addition, to aid an investor in understanding the variability that is reasonably likely from your estimated gross loss reserve for each line, disclose the key assumptions used to arrive at management`s best estimate and quantify the effect on operations and financial position of reasonably likely changes in those assumptions. Estimates of reinsurance recoverable should be discussed separately.
5. Because IBNR reserve estimates are more imprecise, please provide us, in disclosure-type format, the amount of IBNR separately from case reserves for each line of business listed in the table on page
69.

Notes to the Consolidated Financial Statements

Note 21.  Unaudited Quarterly Financial Data, page F-34

6. We note that you disclose various non-GAAP financial measures including "underwriting income," "total other operating revenue," and
"operating income before tax."  We note that these measures
exclude
realized investment gains and losses and net exchange gains and losses. Elimination of these items from the most comparable GAAP measure appears to have the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note that the gains and losses you excluded have the following attributes:
* There is a past pattern of these items occurring in each
reporting
period;
* The financial impact of these items will not disappear or become immaterial in the future; and
* There is no unusual reason that the company can substantiate to identify the special nature of these items.
These attributes raise significant questions about managements` assertions as to the usefulness of these measures for investors and the appropriateness of their presentation in accordance with Item
10
of Regulation S-K. Please refer to "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on
June 13, 2003. Please confirm that you will eliminate these measures from your future filings or tell us, in disclosure-type format, why you believe these measures are useful and appropriate.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Dana Hartz, Staff Accountant, at (202) 551-
3648
or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief
Accountant
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Mr. Julian Cusack
Aspen Insurance Holdings Limited
December 20, 2005
Page 5